OXiGENE, Inc.
230 Third Avenue
Waltham, MA 02451
May 2, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	OXiGENE, Inc. Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-149787)
Ladies and Gentlemen:
     On March 18, 2008, OXiGENE, Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-3 (File No. 333-149787) (together with the exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).
     Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting such withdrawal because it intends to file a Registration Statement on Form S-1 to replace the Registration Statement in response to the comments of the Commission’s Staff as set forth in the letter to the Company’s President and Chief Executive Officer dated March 27, 2008. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).
     The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in connection with the Company’s planned filing of the Registration Statement on Form S-1 referenced above, which the Company believes will meet the requirements of Rule 457(p) under the Securities Act.

     Please address any questions you may have to Megan N. Gates, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 348-4443, facsimile number (617) 542-2241.
     Thank you for your assistance with this matter.

OXiGENE, INC.
By:	/s/ James B. Murphy
James B. Murphy
Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission Jeffrey Riedler, Esq. Jennifer Riegel, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Jonathan L. Kravetz, Esq. Megan N. Gates, Esq.